UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Creative Media & Community Trust Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

125525584

(CUSIP Number)

DANIEL M. NEGARI

2121 E. Tropicana Avenue, Suite 2

Las Vegas, Nevada 89119

(702) 900-2999

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

The 1 8 999 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		466,529
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

466,529
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

466,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

XYZ LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		750,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

Daniel M. Negari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,216,529
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,216,529
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,216,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

The Insight Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

Michael R. Ambrose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		757,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

757,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

757,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 125525584

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Creative Media & Community Trust Corporation, a Maryland corporation and real estate investment trust (the “Issuer”). The address of the principal executive offices of the Issuer is 17950 Preston Road, Suite 600, Dallas, Texas 75252.

Item 2.	Identity and Background.

(a)       This statement is filed by The 1 8 999 Trust, a trust organized under the laws of Nevada (the “18999 Trust”), XYZ LLC, a Nevada limited liability company (“XYZ”), Daniel M. Negari, The Insight Trust, a trust organized under the laws of Nevada (the “Insight Trust”), and Michael R. Ambrose. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 2121 E. Tropicana Avenue, Suite 2, Las Vegas, Nevada 89119.

(c)       The principal business of the 18999 Trust is holding, managing and distributing the property of the trust and the proceeds therefrom. The principal business of XYZ is operating as a holding company that owns certain operating businesses and invests in securities. The principal occupation of Mr. Negari is serving as the Chief Executive Officer of XYZ.COM LLC (“XYZ.COM”), a technology company that provides domain names and related services, a manager of XYZ, and as the trustee of the 18999 Trust. The principal business of the Insight Trust is holding, managing and distributing the property of the trust and the proceeds therefrom. The principal occupation of Mr. Ambrose is serving as the Chief Operating Officer of XYZ.COM, an owner of XYZ and as the trustee of the Insight Trust.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Negari and Ambrose are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer directly owned by the 18999 Trust, XYZ and the Insight Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 466,529 Shares directly owned by the 18999 Trust is approximately $2,756,500, including brokerage commissions. The aggregate purchase price of the 750,000 Shares directly owned by XYZ is approximately $5,568,626, including brokerage commissions. The aggregate purchase price of the 7,000 Shares directly owned by the Insight Trust is approximately $50,678, including brokerage commissions.

7

CUSIP No. 125525584

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding opportunities to enhance stockholder value. On March 10, 2023, the Reporting Persons issued an open letter to the Issuer and fellow stockholders regarding potential actions the Issuer can take to maximize value for stockholders. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts (including transactions in which the Reporting Persons may seek to participate and potentially engage in, whether independently or together with third parties), Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 22,737,853 Shares outstanding as of November 22, 2022, which is the total number of Shares outstanding as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on November 23, 2022.

(a)       As of the date hereof, the 18999 Trust directly beneficially owned 466,529 Shares, constituting approximately 2.1% of the outstanding Shares.

As of the date hereof, XYZ directly beneficially owned 750,000 Shares, constituting approximately 3.3% of the outstanding Shares.

Mr. Negari, as trustee of the 18999 Trust and a manager and an owner of XYZ, may be deemed to beneficially own the 466,529 Shares beneficially owned by the 18999 Trust and the 750,000 Shares beneficially owned by XYZ, constituting approximately 5.4% of the outstanding Shares.

As of the date hereof, the Insight Trust directly beneficially owned 7,000 Shares, constituting less than 1% of the outstanding Shares.

8

CUSIP No. 125525584

Mr. Ambrose, as trustee of the Insight Trust and an owner of XYZ, may be deemed to beneficially own the 7,000 Shares beneficially owned by the Insight Trust and the 750,000 Shares beneficially owned by XYZ, constituting approximately 3.3% of the outstanding Shares.

An aggregate of 1,223,529 Shares, constituting approximately 5.4% of the Shares outstanding, are reported in this Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of the 18999 Trust and Mr. Negari share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned by the 18999 Trust.

Each of Messrs. Negari and Ambrose share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned by XYZ.

Each of the Insight Trust and Mr. Ambrose share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned by the Insight Trust.

(c)       Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 10, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter, dated March 10, 2023
99.2	Joint Filing Agreement, dated March 10, 2023.

9

CUSIP No. 125525584

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2023

The 1 8 999 Trust

By:	/s/ Daniel M. Negari
	Name:	Daniel M. Negari
	Title:	Trustee

XYZ LLC

By:	/s/ Daniel M. Negari
	Name:	Daniel M. Negari
	Title:	Manager

/s/ Daniel M. Negari
Daniel M. Negari

The Insight Trust

By:	/s/ Michael R. Ambrose
	Name:	Michael R. Ambrose
	Title:	Trustee

/s/ Michael R. Ambrose
Michael R. Ambrose

10

CUSIP No. 125525584

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

THE 1 8 999 TRUST

Purchase of Common Stock	200	5.2000	01/09/2023
Purchase of Common Stock	100	5.3200	01/11/2023
Purchase of Common Stock	100	5.2600	01/11/2023
Purchase of Common Stock	100	5.3200	01/12/2023
Purchase of Common Stock	100	5.2900	01/12/2023
Purchase of Common Stock	58	5.1900	01/12/2023
Purchase of Common Stock	100	5.5000	01/13/2023
Purchase of Common Stock	80	5.4400	01/13/2023
Sale of Common Stock	(100)	5.5500	01/13/2023
Purchase of Common Stock	100	5.3300	01/17/2023
Purchase of Common Stock	200	5.4300	01/17/2023
Purchase of Common Stock	100	5.3500	01/18/2023
Purchase of Common Stock	500	5.3600	01/18/2023
Purchase of Common Stock	904	5.2019[1]	01/19/2023
Purchase of Common Stock	1	5.2400	01/20/2023
Purchase of Common Stock	507	5.3634[2]	01/23/2023
Purchase of Common Stock	100	5.2600	01/24/2023
Purchase of Common Stock	1	5.2600	01/26/2023
Purchase of Common Stock	523	5.2084[3]	01/27/2023
Purchase of Common Stock	434	5.2105[4]	01/30/2023
Purchase of Common Stock	100	5.2700	01/31/2023
Purchase of Common Stock	28	5.1500	01/31/2023
Purchase of Common Stock	700	5.3008[5]	02/02/2023
Purchase of Common Stock	100	5.3600	02/03/2023
Purchase of Common Stock	100	5.5100	02/03/2023
Purchase of Common Stock	1,800	5.4000	02/03/2023
Purchase of Common Stock	5,600	5.4200	02/03/2023
Purchase of Common Stock	477	5.5996[6]	02/06/2023
Purchase of Common Stock	636	5.5419[7]	02/07/2023
Sale of Common Stock	(100)	5.7200	02/07/2023
Sale of Common Stock	(900)	5.7022	02/07/2023
Sale of Common Stock	(370)	5.7000	02/07/2023
Purchase of Common Stock	100	5.5000	02/08/2023
Purchase of Common Stock	100	5.4000	02/08/2023
Purchase of Common Stock	100	5.5100	02/08/2023
Purchase of Common Stock	331	5.4400	02/08/2023
Purchase of Common Stock	1,620	5.3299[8]	02/09/2023
Purchase of Common Stock	697	5.4000	02/10/2023
Purchase of Common Stock	202	5.5000	02/10/2023
Purchase of Common Stock	100	5.6000	02/10/2023
Purchase of Common Stock	100	5.4650	02/13/2023
Purchase of Common Stock	100	5.5273	02/13/2023
Purchase of Common Stock	9	5.5100	02/13/2023
Purchase of Common Stock	30,800	5.2813[9]	02/14/2023
Purchase of Common Stock	100	5.3500	02/15/2023
Purchase of Common Stock	3	5.4700	02/15/2023
Purchase of Common Stock	100	5.4000	02/16/2023
Purchase of Common Stock	100	5.4700	02/16/2023
Purchase of Common Stock	100	5.4450	02/16/2023
Purchase of Common Stock	100	5.5300	02/16/2023
Purchase of Common Stock	103	5.6000	02/16/2023
Purchase of Common Stock	100	5.4500	02/17/2023
Purchase of Common Stock	8	5.5400	02/17/2023
Purchase of Common Stock	100	5.5700	02/17/2023
Purchase of Common Stock	100	5.4000	02/17/2023
Purchase of Common Stock	100	5.2500	02/21/2023
Purchase of Common Stock	92	5.3300	02/21/2023
Purchase of Common Stock	30	5.3100	02/21/2023
Purchase of Common Stock	10,495	5.2433[10]	02/22/2023
Purchase of Common Stock	100	5.3000	02/23/2023
Purchase of Common Stock	100	5.2000	02/23/2023
Purchase of Common Stock	100	5.2000	02/23/2023
Purchase of Common Stock	100,400	5.2940[11]	02/24/2023
Purchase of Common Stock	12,633	5.0000	02/27/2023
Purchase of Common Stock	19,400	5.0500	02/27/2023
Purchase of Common Stock	29,400	5.0143[12]	02/28/2023
Purchase of Common Stock	100	5.0500	03/01/2023
Purchase of Common Stock	500	4.9900	03/01/2023
Purchase of Common Stock	300	4.9700	03/01/2023
Purchase of Common Stock	2	4.8800	03/02/2023
Purchase of Common Stock	10,000	4.9000	03/02/2023
Purchase of Common Stock	1,000	4.9500	03/02/2023
Purchase of Common Stock	1,000	4.9500	03/02/2023
Purchase of Common Stock	1,000	4.9100	03/02/2023
Purchase of Common Stock	200	4.9500	03/03/2023
Purchase of Common Stock	198	4.9900	03/03/2023
Purchase of Common Stock	200	4.9500	03/03/2023
Purchase of Common Stock	200	4.9500	03/03/2023
Purchase of Common Stock	200	5.0000	03/06/2023
Purchase of Common Stock	200	5.0100	03/06/2023
Purchase of Common Stock	2,809	4.9000	03/08/2023

1 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.1200 to $5.2400. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

2 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.3000 to $5.3873. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

3 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.1000 to $5.2600. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

4 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.1600 to $5.2600. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

5 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.2500 to $5.4082. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

6 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.5000 to $5.6200. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

7 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.1600 to $5.6600. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

8 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.2600 to $5.4400. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

9 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.2800 to $5.4000. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

10 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.2400 to $5.4000. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

11 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.2000 to $5.5400. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

12 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $4.9900 to $5.0800. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.